Newmont Mining Corporation

1700 Lincoln Street

Denver, CO 80203

Phone 303-863-7414

Facsimile 303-837-5837

www.newmont.com

April 24, 2006

Jill S. Davis

Branch Chief

United States

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, DC 20549-0405

Newmont Mining Corporation

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 15, 2005

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 2, 2006

Response Letter Dated April 24, 2006

File No. 1-31240

Dear Ms. Davis:

Please find below the Company’s responses to the Securities and Exchange Commission Staff comments that were contained in the Staff’s letter to Mr. Richard T. O’Brien of the Company dated April 5, 2006 (the “Third Comment Letter”).

Form 10-K for the Fiscal Year Ended December 31, 2004

Exploration, page 5

1.	We note your response to our prior comment number two and continue to believe you should provide disclosure in your tabular presentation that gives investors an understanding of the exploration reporting unit’s success in identifying greenfields, brownfields or near-mine reserves. Please modify your tabular presentation to include such breakout of the additions attributable to exploration for each form of exploration.

The Staff is supplementally advised that the proposed tabular disclosure as presented below will be included in future Form 10-K filings (additions in italics):

(millions of equity ounces)	2005	2004	2003
Opening balance	92.4	91.3	86.9

Greenfield additions	5.5	11.0	8.8
Near-mine additions	3.9	1.4	6.3

Total additions (1)(2)	9.4	12.4	15.1

Acquisitions	—	—	2.3
Depletion	(8.3)	(8.3)	(8.8)
Reclassifications (3)	—	(2.0)	—
Other divestments	(0.3)	(1.0)	(4.4)

Closing balance	93.2	92.4	91.3

___________
(1) Additions attributable to the Exploration Segment
Total additions	9.4	12.4	15.1
Previously valued in purchase accounting	(1.2)	(1.9)	(6.5)
Reclassifications (3)	—	(2.0)	—

	8.2	8.5	8.6

(2)	The impact of the change in gold price on reserve additions was 2.6, 3.8 and 2.8 million equity ounces in 2005, 2004 and 2003, respectively.
(3)	Yanacocha reassessed the challenges involved in obtaining required permits for Cerro Quilish, primarily related to increased community concerns. Based upon this reassessment, Yanacocha reclassified 3.9 million ounces (2.0 million equity ounces) from proven and probable reserves to mineralized material not in reserve as of December 31, 2004.

The Staff is also advised that the Company believes the term “near-mine” is more descriptive of our activities and more informative to investors than the more generic, and potentially confusing, term “brownfields”. Moreover, the term “brownfields” is defined by the Environmental Protection Agency as:

“With certain legal exclusions and additions, the term `brownfield site’ means real property, the expansion, redevelopment, or reuse of which may be complicated by the presence or potential presence of a hazardous substance, pollutant, or contaminant.” (The Brownfields Site definition is found in Public Law 107-118 (H.R. 2869) - “Small Business Liability Relief and Brownfields Revitalization Act” signed into law January 11, 2002.)

The Company does not believe that the term “brownfields”, as defined above, is applicable to our near-mine exploration activities. Additionally, the Company does not use that term in any of our disclosure documents nor does the Company organize, manage or evaluate its performance based on the designation of any property as “brownfields”.

Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Critical Accounting Policies

Exploration Segment Goodwill, page 54

2.	We note your response to our prior comment number six. It appears from your response that current additions to reserves are considered in the valuation of each mine site reporting unit as well as an indicator of value for your exploration reporting unit. Please tell us how the same quantities can be an indicator of value to both your mine and exploration reporting units. It appears you are considering the same quantities for the determination of value for separate reporting units.

The Staff is supplementally advised that the Company does not utilize “the same quantities” for the determination of value for separate reporting units. With respect to the mine site reporting units, all of the actual “quantities” of proven and probable reserves are considered only in the valuation of each mine site reporting unit. Proven and probable reserves discovered by the Exploration Segment are, upon determination, immediately included in the valuation of the mine site reporting unit. The fair value of the mine reporting units is, then, determined not on “indicator(s) of value” but upon the actual, proven and probable reserves at the mine site.

With respect to the Exploration Segment, a number of forward looking variables, one of which is the “Gross Reserves Increase Attributable to Exploration”, are utilized in determining the estimated fair value of the Exploration Segment. In particular, page 14 of the Exploration Group valuation report dated February 3, 2006 states:

“Gross Reserves Increase Attributable to Exploration was estimated (emphasis added) to be approximately 9.53 million ounces for the twelve months ending December 31, 2006 (“fiscal 2006”) based on a three-year average of beginning reserves attributable to exploration. The estimated gross reserve ounces increase was based on discussions with management and an analysis of historical performance. Exploration added approximately 8.65 million ounces in 2003, 10.45 million ounces in 2004, and 8.14 million ounces in 2005. Based on the historical average of these three years, the assumption to increase gross reserves to 9.53 million ounces in 2006 appears to be within a range of reasonableness.”

While the quantity of future additions is estimated based on the Exploration Segment’s actual, historical ability to successfully add reserves, the fair value for the Exploration Segment excludes any current proven and probable reserves. Our estimate of expected future gross reserve additions is based on historical additions as an indicator of future performance. That is, current additions to reserves are not included in the valuation of the Exploration Segment, but are merely considered in determining how the Exploration Segment might perform in the future.

Notably, the Company’s worldwide exploration expense was $147 million, $107 million and $76 million for 2005, 2004 and 2003, respectively, all of which was performed under the responsibility of the Corporate exploration management team. While some of the exploration activity resulted in the identification of additional proven and probable reserves near our mines, it also resulted in the identification of both proven and probable reserves and other than proven and probable reserves (non mineralized material) at greenfield locations. As disclosed in our Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”) under Critical Accounting Policies – Exploration Segment Goodwill:

“… triggering events with respect to the Exploration Segment “could include, but are not limited to: (i) the Company’s partial or complete withdrawal of financial support for the Exploration Segment; (ii) a significantly lower assumed annual reserve addition growth rate ..”

To be clear, the valuation of the Exploration Segment is prospective, but is based on historical evidence. If the historical evidence changes, those changes will impact the fair value of the reporting unit. The Company’s financial support for exploration is evident at December 31, 2005, based on spending approximately $330 million over the three years ended December 31, 2005. The Company has also disclosed that it expect to expense between $150 and $160 million on exploration activities in 2006. Moreover, the exploration results are also evident, with additions of 27.3 million ounces to proven and probable reserves over the three years ended December 31, 2005. Accordingly, the Company believes it is entirely appropriate that the fair value of the Exploration Segment is predicated on its ability to provide a return on these exploration costs through the addition of future proven and probable gold reserves.

3.	It remains unclear to us why you believe the subsequent reserve additions following the initial discovery should be considered in determining the expected future performance of the Exploration reporting unit. Please address the following:

•	Please tell us why you believe a willing and able buyer in an arms length transaction would attribute the subsequent reserve additions of your exploration reporting unit and recognize this as value of the exploration reporting unit. Additionally address how this is possible without the buyer having a property and prospect portfolio comparable to yours.

The Staff is supplementally advised that the Company does not define its reporting units based on how a willing and able buyer in the marketplace would or could actually buy portions of the business. It may not be possible to sell the Exploration Segment separately as it has been defined. The Company does not believe that current accounting guidance requires that reporting units must be composed in such a way that the reporting unit could be separately valued by a willing and able buyer. The Company identifies its reportable segments solely on how management reports internally, in accordance with current guidance. Please see further support for this rationale below.

The determination of fair value for the Exploration Segment is hypothetical – as if a third party would purchase that which the Company has defined as a reporting unit. Because quoted market prices in active markets are not available for the Exploration Segment, the Company performs an annual valuation that represents the Company’s best estimate of the fair value that a willing buyer and seller would consider in a current transaction at that specific date. All of the value attributed to the Exploration Segment is derived from the ability to find and develop future reserves, regardless of whether those future reserve additions are “near-mine” or “greenfields”. Subsequent reserve additions are attributed to the Exploration Segment in our valuation model for the following reasons:

•	“Subsequent” implies that there was an “initial” discovery. That initial discovery would have been made by our Exploration Segment and, in our annual valuation, that initial discovery would be “attributed” to our Exploration Segment to the extent that it would provide “historical” support for the amount of “Gross Reserves Increase Attributable to Exploration” used in the valuation; and

•

“Subsequent” reserve additions would likewise be attributable to the Exploration Segment and valued in an identical fashion. To state the obvious, without initial discovery there would be no “subsequent” reserve additions and since the

Exploration Segment is responsible for both the initial and subsequent discoveries, the Company believes it is appropriate to utilize all historical reserve additions, despite any classification differences between “initial” and “subsequent” or “near-mine” and “Greenfield”, as an indicator of future “Gross Reserves Increase Attributable to Exploration”.

Since the Company does not approach its valuation analysis pursuant to the annual goodwill impairment test in the manner apparently suggested by the staff – that is the value a willing and able buyer would place on the Exploration Segment – the Company does not address in our valuation, nor does it believe that it is required to do so, whether a buyer would “attribute” value to subsequent reserves without having a property and prospect comparable to ours.

The discussion that follows provides further support for our determination of reportable segments. Discrete financial information for the Exploration Segment (comprised of budget and actual exploration expenditures and property-by-property analysis of exploration activities) is reviewed by the Company’s executive committee (which functions as the Company’s chief operating decision maker) and there are no components of the Exploration Segment that do not have similar economic characteristics. Therefore, the Company believes that the Exploration Segment represents both a reporting unit as defined by paragraph 30 of SFAS 142, and an operating segment as defined by paragraph 10 of SFAS 131.

Paragraph 30 of SFAS 142 states:

“A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component. The relevant provisions of Statement 131 related interpretive literature shall be used to determine the reporting units of an entity.”

Paragraph 10 of SFAS 131 states:

“An operating segment is a component of an enterprise:

a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise);

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

c.	For which discrete financial information is available.

An operating segment may engage in business activities for which it has yet to earn revenues, for example, start-up operations may be operating segments before earning revenues.”

The Company believes the Exploration Segment constitutes a business as contemplated by EITF Topic D-101 and EITF 98-3 since it “…contains all of the inputs and processes necessary for it to continue normal operations…” The Exploration Segment has the ability to access the long-lived assets, intellectual property, necessary materials or rights and employees to conduct business activities. By using these inputs in their established processes, the Company is able to produce reserve additions from the Exploration Segment. Reserve additions are ultimately assumed by the Company’s operating segments to be developed and mined. Although the Company does not use transfer pricing to assign revenue to the Exploration Segment for these intercompany transactions, the Company believes that the outputs of the Exploration Segment have real economic value. The SFAS 131 implementation guide published by PricewaterhouseCoopers LLP supports the concept that transfer prices need not be applied in order for a business component to be considered an operating segment and includes the following guidance:

“In defining an operating segment as a portion of a business that may earn revenues and incur expenses, the FASB recognized that not all business activities of an entity necessarily earn revenues. While, for the most part, transfer prices are charged to a company’s stages of production (as with oil-and gas companies), the fact that transfer prices are not assessed would not exempt such operation from being considered operating segments. In the example of an oil-and-gas company, regardless of whether transfer prices are assessed, its operating segments may include exploration, development, production, refining and marketing if the company is managed that way.”

It is important to distinguish that our individual mine site reporting units are valued based upon mine site specific proven and probable reserves, expected operating costs and expected capital expenditures. In contrast, our Exploration Segment is valued based upon expected future discoveries, and expected future operating costs, capital expenditures and finding costs. Accordingly, the Company would not dispose of the Exploration Segment as defined because, at a minimum, it would require the bifurcation of a geographic mining operation’s value between the proven and probable reserves related to the existing operating mine, and any other value inherent in the contiguous or adjacent geological district.

•	Please tell us if you are ascribing the same value to quantities from subsequent reserve additions as those that are from new discoveries. If so, please tell us why you believe these quantities should have the same exploration value.

The Staff is supplementally advised that the valuation model (previously provided for 2003 and 2004 and provided for 2005 pursuant to Staff’s request in Comment 15 below) for the Exploration Segment assumes average finding costs, capital and operating expenditures for all reserve additions regardless of whether they are “near-mine” or “greenfields”.

•

In your response to our prior comment number seven you state, “All reserve additions from acquired properties as a result of exploration efforts subsequent to the acquisition date, which by definition were not previously valued, are considered in determining the expected future performance of the Exploration Segment.” Please tell us what you mean by the statement “which by definition were not previously valued.” It is unclear to us why this would be the case, assuming all value beyond proven and probable reserves had been captured at the time of the original purchase price allocation.

The Staff is supplementally advised that purchase price was assigned to mine site reporting units for only proven and probable reserves and other mineralized material, based on information available at the time of the original purchase, in accordance with the guidance now clarified in EITF 04-3. It is certainly the case, though, that the Company has had success in adding reserves “beyond proven and probable reserves [that] had been captured at the time of the original purchase price allocation”. Our exploration activities in Ghana and Peru provide historical proof of our ability to add substantial reserves beyond those assumed at the time of purchase.

All proven and probable reserves, including those discovered post-acquisition, are included in any determination of the fair values of the mine site reporting units that are responsible for the actual development and extraction of the ore. The post-acquisition discovered proven and probable reserves, as with any reserve additions attributable to the Exploration Segment, become part of the proven track record of the Exploration Segment which is utilized in determining the expected future performance of the Exploration Segment. The reference to “by definition” refers to the fact that reserve additions subsequent to the acquisition date are newly-discovered ounces that were not known at the time of acquisition and were not previously valued.

4.	You state that your exploration results are an indicator of expected performance and consequently value. Please tell us why you believe your ability to conduct near mine exploration would be of significant value to a willing and able marketplace participant in an arms length transaction assuming the sale of your reporting unit. It is unclear to us why any marketplace participant with proven and probable reserves would ascribe value to your mine reporting unit’s ability to conduct near mine exploration at your mine site locations. Please also explain whether or not your valuation represents a value in use determination rather than a fair value that a marketplace participant might determine.

The Staff is supplementally advised that, as noted in our response to Comment 3 above, the Company does not believe that the appropriate test of fair value is “a willing and able marketplace participant in an arms length transaction assuming the sale of [y]our reporting unit.” Our valuation is supported by our estimate of the fair value of the reporting unit based upon a detailed valuation analysis performed by a third-party.

Please also see our response to Comment 2 above. It is important to note that additional discoveries, beyond already recognized proven and probable reserves, have real value both in terms of supporting our Exploration Segment’s ability to discover those proven and probable reserves and longer term in additional value to the respective mine site reporting units.

Please also see our response to Comment 3 above.

5.	It appears your reporting unit in a transaction with marketplace participants could be characterized as being similar to contract exploration organizations that exist in the marketplace. Please tell us if you considered the value of such organizations in market comparable transactions in your impairment testing analysis and why such transactions are not the best indicator of value. If you have not analyzed market comparable transactions for impairment testing purposes, please explain why this is the case. Please refer to paragraph 22 of SFAS 142.

The Staff is supplementally advised that the value of the Exploration Segment is not derived from that portion of exploration activities consisting solely of drilling and analyzing core samples. Accordingly, the Company does not believe that the Exploration Segment activities are comparable to a contract driller whose sole task is to drill for core samples. Accordingly, the value of such organizations has not been considered in the Company’s impairment testing analysis.

The value for the Exploration Segment is derived from the entire “value chain” of exploration, with the activities in that value chain ranging from formal “regional framework studies” where the Company determines broad, geophysical characteristics that might indicate gold bearing anomalies, through identification of potentially attractive land acquisition opportunities, through on-the ground channel sampling and analysis and ultimately to drilling and core sampling. The Company does not believe that any “contract exploration organization[s]” exist that provide this full range of capabilities, including access to our full range of geotechnical and geophysical support and data base of knowledge.

6.	We note from your valuation of the Exploration Reporting unit that you are discounting the net cash flows derived from revenues from net production. Please tell us why you believe the entire value associated with future discoveries should be attributed to value derived from exploration. Please explain in greater detail why the value of future production derived from exploration does not consist of only a portion of the value chain perhaps recognized in the form of a royalty attribution to the exploration group. Additionally, please explain why you have not addressed the value resulting from mine development efforts that are at the mine site level rather than within the scope of the exploration effort.

The Staff is supplementally advised that the entire valuation of the Exploration Segment is prospective. As indicated in our response to Comments 2 and 3 above, and as detailed in the valuation report provided in response to Comment 15 below, our valuation is predicated on a prospectively applied Income Approach to obtain a recommendation of fair value. That Income Approach utilizes a number of forward looking inputs. The Company does not, at some later date, parse that prospective value between mine reporting units and the Exploration Segment. The fair value of proven and probable reserves is captured at the various mine reporting units responsible for the ultimate recovery of those reserves. At that point, the fair value of the Exploration Segment would again be computed based upon the forward looking inputs to the valuation model and any appropriate changes to those inputs. The Company believes that it has “addressed the value resulting from mine development efforts that are at the mine site level” because under its valuation methodology, the Company does not assess any difference in value between “mine site level” exploration and any other type of exploration. That is, in our valuation the Company includes an identical value for any exploration discovery, whether that discovery is near-mine or Greenfield.

The Company manages the Exploration Segment performance and determines future funding for the Exploration Segment in part, by reviewing the discounted net cash flows expected to be derived. The expected discounted net cash flows include all expected future capital, operating, administrative and finding costs on an after tax discounted basis. Any royalty payment or transfer pricing arrangement would be arbitrary and is not our business model, nor does the Company think such model is used by other companies in our industry. The expected economic value resulting from mine development efforts accrue to the Exploration Segment because without the initial discovery, there would be no value related to mine development efforts.

7.	We note your response to our prior comment number 11. Please address why you believe the change in your discount rate assumption results in a consistent application of methodology. It does not appear that your change yields the same result.

The Staff is supplementally advised that the Company reads paragraph 34 of SFAS 142 to say that goodwill may be divided among a number of reporting units and that the methodology used to determine the amount of goodwill to assign to a reporting unit shall be reasonable and supportable and shall be applied in a consistent manner.

The Company is unclear on the Staff’s question in this respect as Staff’s Comment 9 in the letter to the Company dated December 27, 2005 appears to deal with the use of a lower discount rate assumption for the Exploration Segment than the Merchant Banking Segment. This Comment seeks an explanation for why the “change in discount rate assumption” results in a consistent application of methodology.

The Company believes that it is clear, under the referenced SFAS 142 paragraph, that the Company may divide goodwill among a number of reporting units – in our case goodwill was assigned to both the Exploration and Merchant Banking reporting units. The Company thinks it is also clear that different methodologies may be utilized in determining the amount of goodwill assigned to any particular reporting unit, presumably to allow for the potentially segment-specific adjustments to account for different valuation, operational and other parameters important to each reporting unit. In our case, then, the Company views that it is appropriate to utilize different valuation methodologies to assess the fair value of our Exploration Segment and our Merchant Banking Segment. That is, SFAS 142 does not support the conclusion that the Company may only utilize one methodology company wide. Notably, both of our segments utilized the same basket of comparable companies and inputs for beta. Please see our prior response to Staff’s Comment 11 in our letter dated March 3, 2006 for more detail on our segment specific adjustments. One of those specific adjustments is the discount rate. Substantiation of the discount rate calculations is included as Exhibit B to the valuation models provided in response to Staff Comment 15 below.

SFAS 142 is clear that once a methodology is determined for a reporting unit, it shall be applied consistently. The Company does apply a consistent methodology for each reporting unit. Application of the methodology utilized in the Exploration Segment led to an 8% discount rate in each of the 2005 and 2004 valuations and a 9% discount rate for the 2003 valuations. Because the methodology employed incorporates market inputs to Weighted Average Cost of Capital as those market inputs exist at the time of the valuation report, the Company expects that over time the discount rate will vary, but it will be based on a consistent methodology.

Application of the methodology utilized in the Merchant Banking Segment led to a 9% discount rate in each of the 2005, 2004 and 2003 valuations.

With specific reference to the Exploration Segment, the 2002 valuation model was used solely to value the Normandy acquisition. The 2003 valuation model was updated to include the entire Exploration Segment, and as consequence, some of the inputs were changed to reflect the ongoing nature of the model rather than a “point in time” application for purchase price allocation. Assumptions included in the Company’s annual Exploration Segment goodwill impairment testing model are assessed and updated each year and are consistent with the assumptions that the Company utilizes in its long-term operating plans, which it uses to manage its business.

8.	We note your response to our prior comment number 12 regarding your unsystematic risk factor. Please tell us if you believe your discount rate captures the element of “country or political risk.”

The Staff is supplementally advised that “country or political risk” has been captured in our discount rate; however, it is not included within the unsystematic risk factor. “Country and political risk” is captured through the beta factor, as the companies utilized in deriving the discount rate tend to be international in nature, and have certain overlapping exposures (overall industry) to varying country and political (geo-political) risks. More information in this regard is set forth in the valuation reports submitted in response to Staff’s Comment 15 below.

9.	We note your response to our prior comment number 13. Please clarify to us if you have and/or continue to evaluate the performance of the Exploration reporting unit using the criteria of a sustained three year period of shortfall before the assumed annual reserve addition growth rate might be adjusted in your assumptions for impairment testing. Please clearly describe to us how you are determining the assumed annual reserve addition growth rate.

The Staff is supplementally advised that the Company has not and will not evaluate the performance of the Exploration Segment using the criteria of a sustained three-year shortfall in assessing its impairment testing for the reporting unit.

The assumptions included in the Company’s annual Exploration Segment goodwill impairment testing model have been and will be assessed and updated each year and are consistent with the assumptions that the Company utilizes in its long-term operating plans, which it uses to manage its business. Management’s expectation of the future reserve addition growth rate is based on a review of historical additions to proven and probable reserves, and is not based solely on the prior three years experience. Management believes that a 5% reserve addition growth rate is appropriate based on the long-term historical increase in reserve additions and recent increases in exploration efforts and expenditures (see response to Comment 11 below).

The previous disclosure regarding a sustained period of approximately three years was unintentionally confusing and was deleted in the Company’s 2005 Form 10-K filing.

10.	Please expand your disclosure to identify the year that under your assumptions, the discounted cash flows associated with your Exploration reporting unit have a positive Net Asset Value.

The Staff is supplementally advised that current Exploration Segment Goodwill disclosures include that the cash flow model for the Exploration Segment assumed, among other matters a 16-year time horizon, including a seven-year time lapse between additions to proven and probable reserves and the initiation of production and a five year production period. Because of these factors, 2014 is the first year in which cash flows are positive and cumulative cash flows are positive in 2020. The following disclosure will be added in future Form 10-K filings (additions in italics):

“Based on valuations of the Exploration Segment at December 31, 2005 and 2004, the Company concluded that substantially all of the fair value of the Exploration Segment, which was significantly in excess of the carrying value, was derived from the terminal value. Based on the period required to advance projects from initial discovery to production, the Company estimates that the Exploration Segment will have a positive Net Asset Value after approximately 14 years.”

11.	We note your response that indicates the Company’s growth rate for proven and probable reserves additions has been 12%. Please provide us with an analysis of this conclusion. We note that your reserve additions attributable to exploration provided in your response letter and 2005 disclosure indicate a three year declining trend.

The Staff is supplementally advised that the Company’s 12% growth rate in proven and probable reserve additions since 1998 was calculated as follows:

	Reserve additions (millions of ounces)
Year	Base year	At 12.6% annual growth rate	Actual
1998	5.0

1999		5.6	9.1
2000		6.3	4.5
2001		7.1	0.0
2002		8.0	9.4
2003		9.1	15.1
2004		10.2	10.4
2005		11.5	9.4

Total		57.9	57.9

Management believes that a 5% reserve addition growth rate is appropriate based on the long-term historical increase in reserve additions and recent increases in exploration efforts and expenditures.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Critical Accounting Policies

Merchant Banking Segment Goodwill, page 41

12.	Please modify your disclosure to include the Business Enterprise Value and the Terminal Value of this reporting unit.

The Staff is supplementally advised that the Merchant Banking Segment’s Business Enterprise Value was $5.1 billion at December 31, 2005 and is not significantly different from the Merchant Banking Segment’s Terminal Value of $4.6 billion, as disclosed. The Company will include the Business Enterprise Value in future Form 10-K filings.

Exploration Segment Goodwill, page 42

13.	We note your response to our prior comment number 18 that indicates your terminal value disclosure was in error for 2004. It appears that your 2005 disclosure of the prior year terminal value does not reflect the correction of this error. Please modify your terminal value disclosure to reflect the adjusted 2004 amount.

The Staff is supplementally advised that the 2004 Exploration Segment terminal value was reported as $5.8 billion and should have been $5.2 billion in the Company’s 2005 Form 10-K filing. The adjustment does not have an impact on our evaluation of goodwill impairment. The amount will be corrected in future Form 10-K filings.

14.	For purposes of facilitating the understanding of investors and providing a balanced presentation, please modify your disclosure to also disclose the Business Enterprise Value in addition to the Terminal Value of the Exploration Segment.

The Staff is supplementally advised that the Exploration Segment’s Business Enterprise Value was $7.3 billion at December 31, 2005 and is not significantly different from the Exploration Segment’s Terminal Value of $7.5 billion, as disclosed. The Company will include the Business Enterprise Value in future Form 10-K filings.

15.	We note that the terminal values associated with your Exploration and Merchant Banking Segments has increased significantly from 2004. Please expand your disclosure to discuss the principal drivers of the increase in value. In addition, please provide us with copies of your 2005 Exploration and Merchant Banking valuations.

The Staff is supplementally advised that the increase in terminal value for the Exploration Segment in 2005 vs. 2004 is the result of an increase in the gold price assumption, partially offset by an increase in cost assumptions. The increase in terminal value for the Merchant Banking Segment in 2005 vs. 2004 is the result of an increase in the initial equity portfolio value from $500 million to $940 million. The Company will expand its disclosure in future Form 10-K filings to explain the changes in terminal value for the Exploration and Merchant Banking Segments.

Valuation Reports prepared by an independent valuation firm in order to produce a model to value each of the Exploration Segment and the Merchant Banking Segment, respectively, for 2005 will be provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with such Rule, Newmont has requested that such material be returned promptly following completion of the Staff’s review of the 2005 Form 10-K. Newmont also has requested confidential treatment of such material pursuant to the provisions of 17 C.F.R. §200.83.

Recent Accounting Pronouncements, page 67

16.	We note your disclosure that indicates EITF 04-6 will have no impact on the Company’s cash position. Please modify your disclosure to also discuss the impact the adoption of this pronouncement will have on your Operating Cash Flows.

The Staff is advised that all cash flows related to stripping activities are included in Operating Cash Flows for all periods presented. Therefore, no change will be reflected in Operating Cash Flows from the adoption of EITF 04-6. The Company intends to amend its current disclosure in the Company’s Report on Form 10-Q for the quarter ended March 31, 2006 (additions in italics):

“The adoption of EITF 04-6 had no impact on the Company’s cash position or cash from operations.”

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Ore on Leach Pads, page 89

17.	Please contact us at your earliest convenience.

PricewaterhouseCoopers LLP will respond separately to the Staff regarding the matter raised by and discussed with Staff on Wednesday April 5, 2006.

The Company will contact you within a couple of days to follow up as to whether you have any further comments on the above responses. If you have questions in the meantime, please contact Russell Ball, Vice President and Controller at (303) 837-5927 or me (303-837-5353).

Sincerely,

Richard T. O’Brien

Senior Vice President and Chief Financial Officer